UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PATHMARK STORES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

70322A101

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California  90069
(310) 789-7200

Copies to:

Thomas C. Sadler, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California  90071
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 30,060,100 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 30,060,100 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,060,100 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 48.26%[1]

14.	Type of Reporting Person (See Instructions) IN

1                        Percentages listed in each Row 13 hereto are based on 52,228,998 shares of Common Stock outstanding as of February 26, 2007, as set forth in the Merger Agreement (as defined below).

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa Corporate Initiatives Fund I, LLC Tax I.D. No. 95-4859733

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 10,346,652 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 10,346,652 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,346,652 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.61%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa Corporate Initiatives Fund I, LP Tax I.D. No. 95-4872485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 10,346,652 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 10,346,652 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,346,652 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.61%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Management, LLC Tax I.D. No. 30-0013506

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 19,713,448 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 31.65%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Funds, LLC Tax I.D. No. 30-0013485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 19,713,448 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 31.65%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LLC Tax I.D. No. 04-3626977

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 19,713,448 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 31.65%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LP Tax I.D. No. 04-3626968

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,856,774 shares (see Items 4, 5 and 6)

	8.	Shared Voting Power 9,856,774 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 9,856,774 shares (see Items 4, 5 and 6)

	10.	Shared Dispositive Power 9,856,774 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,856,774 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.82%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70322A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance (Parallel) Fund I, LP Tax I.D. No. 61-1484225

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,856,674 shares (see Items 4, 5 and 6)

	8.	Shared Voting Power 9,856,674 shares (see Items 4, 5 and 6)

	9.	Sole Dispositive Power 9,856,674 shares (see Items 4, 5 and 6)

	10.	Shared Dispositive Power 9,856,674 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,856,674 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.82%

14.	Type of Reporting Person (See Instructions) PN

Item 1.    Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed on June 9, 2005 (the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Pathmark Stores, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 200 Milik Street, Carteret, New Jersey 07008.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the final two paragraphs of Item 4 and adding the following to the end thereof:

Agreement and Plan of Merger

On March 4, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (“A&P”), and Sand Merger Corp., a Delaware corporation and wholly owned subsidiary of A&P (“Merger Sub”). Pursuant to the Merger Agreement, A&P will acquire the Company and its subsidiaries through the merger of Merger Sub with and into the Company (the “Merger”), and the Company will continue as the surviving entity.

At the effective time of the Merger, each issued and outstanding share of Common Stock will be automatically converted into the right to receive without interest, $9.00 in cash, and 0.12963 validly issued, fully paid and nonassessable shares of A&P common stock, par value $1.00 per share (“A&P Common Stock”).

As described in Item 6, concurrently with the execution of the Merger Agreement, at the request of A&P and as an inducement to A&P to enter into the Merger Agreement certain of the Reporting Persons entered into a Stockholder Voting Agreement (the “Voting Agreement”) with A&P, whereby such Reporting Persons agreed to, among other things, vote certain shares of Common Stock in favor of the adoption of the Merger Agreement, the Merger and any other transaction contemplated thereby.   As described in Item 6, concurrently with the execution of the Merger Agreement, certain of the Reporting Persons also entered into (i) an Amended and Restated Warrant Agreement (the “Amended Warrant Agreement”) with A&P, pursuant to which, at the effective time of the Merger, (A) the terms of the existing Warrant Agreement will be amended and restated and (B) the Series A Warrants and Series B Warrants will be exchanged for new Series A Warrants and Series B Warrants to acquire A&P Common Stock (the “Exchanged Warrants”) and (ii) a Stockholder Agreement with A&P (the “A&P Stockholder Agreement”) with respect to the shares of A&P Common Stock and the Exchanged Warrants that such Reporting Persons will acquire at the effective time of the Merger.

The foregoing descriptions of the Merger Agreement, Voting Agreement, Amended Warrant Agreement and A&P Stockholder Agreement are qualified in their entirety by reference to the text thereof and are attached hereto as Exhibits 99.5, 99.6, 99.7 and 99.8, respectively, and incorporated herein by reference.

As of the date of this Amendment No. 1, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by replacing Section (a)(ii) thereof with the following:

(ii) Based on the 52,228,998 shares of Common Stock outstanding as of February 26, 2007, as set forth in the Merger Agreement, the shares of Common Stock directly beneficially owned by YCI, YAAF and YAAF Parallel represent 16.61%, 15.82%, and 15.82% of the Common Stock, respectively, and 48.26% of the Common Stock in the aggregate.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the final paragraph of Item 6 and the heading “Anticipated Transfer of Investment Units” thereto, and by adding the following to the end of Item 6:

Voting Agreement

Concurrently with the execution of the Merger Agreement (as described in Item 4), YCI, YAAF and YAAF Parallel entered into the Voting Agreement with A&P with respect to the shares of Common Stock held by such Reporting Persons (the “Subject Shares”).  Pursuant to the Voting Agreement, such Reporting Persons agreed to vote Subject Shares that represent up to an aggregate of thirty-three percent (33%) of the issued and outstanding shares of Common Stock (i) in favor of the adoption of the Merger Agreement, the Merger and any other transaction contemplated thereby, (ii) against any action or agreement which would reasonably be expected to result in a breach of the Merger Agreement by the Company or of the Voting Agreement by such Reporting Person, and (iii) against any alternative acquisition proposal or other action or agreement that would compete with, delay or adversely affect the consummation of the Merger.   YCI, YAAF and YAAF Parallel have also agreed, upon the reasonable written request of A&P, to execute and deliver to A&P an irrevocable proxy and irrevocably appoint A&P or its designees, with full power of substitution, as such Reporting Person’s attorney and proxy to vote, or, if applicable, to give consent with respect to, the foregoing matters.

Pursuant to the Voting Agreement and subject to certain exceptions, YCI, YAAF and YAAF Parallel have also agreed not to directly or indirectly (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of any of such Reporting Person’s Subject Shares, Series A Warrants or Series B Warrants, (ii) grant any proxies or enter into certain voting arrangements with respect to the Subject Shares, (iii) solicit, knowingly encourage or facilitate the submission of any alternative acquisition proposal or take certain other enumerated actions with respect thereto or (iv) take any action which would make any representation or warranty of any such Reporting Person in the Voting Agreement untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by the Voting Agreement or the Merger Agreement.

The Voting Agreement will terminate if the Merger Agreement is terminated.

Amended Warrant Agreement

Concurrently with the execution of the Merger Agreement (as described in Item 4), YCI, YAAF and YAAF Parallel entered into the Amended and Warrant Agreement with A&P, pursuant to which the terms of the existing Warrant Agreement will be amended, effective as of the effective time of the Merger, such that the existing Series A Warrants and Series B Warrants will be exchanged for the Exchanged Warrants.  The number of shares of A&P Common Stock subject to, and the exercise prices of, such Exchanged Warrants will be adjusted at the effective time of the Merger based upon an exchange ratio and pursuant to the terms and conditions of the Amended Warrant Agreement.

In the event that the Merger is not consummated, the Amended Warrant Agreement will terminate in accordance with its terms, and the Series A Warrants and the Series B Warrants will continue to be governed by the existing Warrant Agreement.

A&P Stockholder Agreement

Concurrently with the execution of the Merger Agreement (as described in Item 4), YCI, YAAF and YAAF Parallel entered into the A&P Stockholder Agreement with A&P pursuant to which, among other things, effective as of the effective time of the Merger, such Reporting Persons agreed to certain restrictions on their ability to purchase or sell securities of A&P or to influence the corporate governance of A&P and such Reporting Persons were granted certain registration rights with respect to A&P securities.

In the event that the Merger is not consummated, the A&P Stockholder Agreement will terminate in accordance with its terms, and the existing Stockholders’ Agreement will continue to be governed by its terms.

Item 7.  Material Exhibits to be Filed.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Exhibit 99.5

Agreement and Plan of Merger among Pathmark Stores, Inc., The Great Atlantic & Pacific Tea Company, Inc. and Sand Merger Corp., dated March 4, 2007, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.6

Stockholder Voting Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.7

Amended and Restated Warrant Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.8

Stockholder Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Dated: March 6, 2007	YUCAIPA CORPORATE INITIATIVES FUND I, LLC

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA CORPORATE INITIATIVES FUND I, LP

By: Yucaipa Corporate Initiatives Fund I, LLC
Its: General Partner

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA AMERICAN ALLIANCE FUND I, LP

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

Dated: March 6, 2007	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Its: Vice President

EXHIBIT INDEX

Exhibit 99.5

Agreement and Plan of Merger among Pathmark Stores, Inc., The Great Atlantic & Pacific Tea Company, Inc. and Sand Merger Corp., dated March 4, 2007, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.6

Stockholder Voting Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.7

Amended and Restated Warrant Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.

Exhibit 99.8

Stockholder Agreement among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, dated March 4, 2007 incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed with the SEC on March 5, 2007.